SUB-ITEM 77M:  MERGER OF THE SMI FUND AND MANAGED VOLATILITY FUND

The SMI Fund acquired all of the assets and liabilities of the Sound Mind Investing Managed Volatility Fund (the “Managed Volatility Fund”), in a tax-free reorganization at the close of business on February 15, 2011 pursuant to an Agreement and Plan of Reorganization approved by the Board of Trustees of the Unified Series Trust on November 3, 2010.   The acquisition was accomplished by a tax-free exchange of 2,455,425 shares of the Managed Volatility Fund (valued at $10.15 per share) for 2,076,880 shares of the SMI Fund (valued at $12.00 per share).  Each share of the Managed Volatility Fund was exchanged for 0.846 shares of the SMI Fund. The Managed Volatility Fund’s net assets on the date of the reorganization were $24,922,565 including $3,251,741 of unrealized appreciation, and capital loss carryforwards of $3,941,551 and were combined with the SMI Fund’s net assets.  The aggregate net assets of the SMI Fund & Managed Volatility Fund immediately before the acquisition were $332,449,831 and $24,922,565, respectively.  The combined net assets immediately after the acquisition were $357,372,396 for 29,781,033 shares outstanding.